UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2025

000-56429

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

CONTENTS

On or about August 4, 2025, INX Limited (the “Company”) sent a letter (via e-mail) to the holders of the Company’s INX Tokens. A copy of the letter is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Letter to holders of INX Tokens dated August 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: August 8, 2025	By:	/s/ Shy Datika
Shy Datika
President and CEO

3